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U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Justiz, Manuel J.		March 31, 2003
	c/o Fannie Mae 3900 Wisconsin Avenue, NW (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check all Applicable)
			Federal National Mortgage Association (Fannie Mae) — FNM		☒ Director ☐ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	Washington, D.C. 20016 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		1,813		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Option (right to buy)		Current	10/7/11		Common Stock	2,666		$82.775		D

	Stock Option (right to buy)		Current	5/21/12		Common Stock	4,000		$78.885		D

Explanation of Responses:

/s/ Manuel J. Justiz	March 31, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

LIMITED SIGNATORY POWER

     By this Limited Signatory Power the undersigned authorizes and designates each of Thomas Donilon and Iris Aberbach to execute and file on behalf of the undersigned all Forms 3, 4 and 5 (including any exhibits, attachments and amendments thereto) that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Fannie Mae. The authority of Thomas Donilon and Iris Aberbach under this Limited Signatory Power shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of Fannie Mae, unless earlier revoked in writing. The undersigned acknowledges that Thomas Donilon and Iris Aberbach are not assuming, nor is Fannie Mae assuming, any of the undersigned’s responsibilities to file Forms 3, 4 and 5 or otherwise comply with any related laws or regulations.

/s/ Manuel J. Justiz Manuel J. Justiz

Date: March 26, 2003